RULE 425
                                                FILER:  MACROVISION CORPORATION
                                               ISSUER:  MACROVISION CORPORATION
                                              COMMISSION FILE NUMBER: 000-22023


MACROVISION (R)                                         Macrovision Corporation
Protecting your image                                        1341 Orleans Drive
                                                    Sunnyvale, California 94089
                                                                 (408) 743-8600
                                                             Fax (408) 743-8610

EDITORIAL
CONTACTS:
Ian Halifax
John Ryan
Mark Belinsky
Macrovision Corporation
+1 (408) 743-8600
Pr-info@macrovision.com
-----------------------

FOR IMMEDIATE RELEASE
---------------------


                          MACROVISION TO ACQUIRE GLOBETROTTER,
      LEADING SUPPLIER OF B2B ELECTRONIC SOFTWARE LICENSING TECHNOLOGIES


      Combined Companies Provide Broad Range of Digital Rights Management
            Solutions to the Spectrum of Software Vendors Worldwide


SUNNYVALE, CA (March 27, 2000) - Macrovision Corporation (Nasdaq: MVSN), the leading provider of B2C (business-to-consumer) video, multimedia and software copy protection and of Digital Rights Management (DRM) technologies to the motion picture and software industries, announced today that it has signed a letter of intent to acquire privately held GLOBEtrotter Software of San Jose, California. With unaudited 1999 revenues of approximately $15 million, and profitable, GLOBEtrotter is the leading OEM supplier of B2B (business-to-business) electronic licensing and license management technology to software vendors and the leading direct supplier of software asset management products to corporate customers worldwide. Macrovision will acquire all outstanding shares and vested stock options of GLOBEtrotter for 11.2 million shares of Macrovision common stock - which is approximately 28 % of Macrovision shares outstanding today - plus the assumption of unvested GLOBEtrotter stock options, subject to completion of due diligence, the approval of Macrovision's board of directors and stockholders, regulatory approvals, and the completion of a definitive agreement.

In response to increased worldwide corporate use of enterprise networks and the Internet, the software industry has been rapidly adopting Integrated Electronic Licensing (IEL). IEL monitors and controls the use of software by integrating electronic license certificates and networked licensing technology into software products. This business-to-business e-commerce technology enables software vendors to offer flexible license terms allowing all users in a company or department to access software applications, while the vendor is fairly compensated. GLOBEtrotter's technology provides software vendors with a large variety of options for other licensing practices that mutually benefit


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MACROVISION ACQUIRES GLOBETROTTER SOFTWARE, INC.              PAGE 2


both vendors and customers, including selling and issuing electronic licenses on-line and providing controlled access to software updates for software distributed over the Internet or via CD subscriptions. The technology also enables software vendors to deliver and manage their products through Application Service Providers (ASPs).

According to leading software industry reports, over 50% of software revenue will be delivered using electronic licensing by 2003, and virtually all software revenues will be derived from electronic licensing by 2008. Software vendors have, to date, shipped over $40 billion worth of software using GLOBEtrotter's flagship FLEXlm(TM) electronic licensing technology, a recognized de facto standard for license management.

Macrovision and GLOBEtrotter's combined product offerings include a broad range of Digital Rights Management technologies, including persistent copy protection and a wide variety of value added features such as try-and-buy, try-and-die, electronic licensing, network licensing, pay-per-use and electronic software billing. These solutions, currently being provided separately by Macrovision and GLOBEtrotter, are being used today for both B2C and B2B applications across the entire spectrum of software vendors, including entertainment, consumer, vertical market, enterprise applications, system management, networking, and embedded system concerns. These vendors include Cadence, Compaq Computer, Compuware, Electronic Arts, Ericsson, Havas, Hewlett Packard, Lucent, Mattel, Mentor
Graphics, Microsoft, Motorola, Parametric Technology Corporation (PTC), Qualcomm, Rational, Schlumberger, Sun Microsystems, Sybase, Synopsys and Xerox. In addition, the companies provide Software Asset Management (SAM) solutions to large corporate customers including Abbott Laboratories, British Petroleum, Caterpillar, Credit Suisse, DreamWorks SKG, Eastman Kodak, Electronic Data Systems, Ford, IBM, Intel, Lehman Brothers, Lockheed-Martin, Loral, Navistar, NASA, TRW, and the US Air Force.

"Today's announcement marks a defining moment for the software industry," said John Ryan, Chairman and CEO of Macrovision. "GLOBEtrotter has clearly demonstrated its expertise and market leadership in providing enterprise-wide electronic licensing solutions to the software industry on a worldwide basis. In particular, GLOBEtrotter's FLEXlm product line has enabled software vendors and users alike to benefit from the efficiencies introduced through the use of networked licenses. By combining GLOBEtrotter's electronic licensing and electronic license distribution technology and customer base with Macrovision's persistent protection and authentication technology and customer base, I believe that we can provide an even broader range of technology to software vendors, their channel partners, and their customers."

"The combination of Macrovision and GLOBEtrotter can serve the entire software industry -- affecting applications as diverse as consumer entertainment titles in the home and engineering applications for global enterprises," said Matt Christiano, Founder and President/CEO of GLOBEtrotter. "Furthermore, the complementary nature of our business philosophies, vision, management team, employees, products and strategic partnerships will allow us to accelerate the software industry's adoption of electronic licensing and electronic commerce."


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MACROVISION ACQUIRES GLOBETROTTER SOFTWARE, INC.              PAGE 3


Mr. Ryan added, "I believe our combined companies will have an exceptional focus on our business with more than 200 employees worldwide and with development, sales and support centers in the US, Europe, and Asia. Macrovision and GLOBEtrotter have extensive relationships with leading corporate end users, software vendors, system integrators, resellers, CD mastering facilities, encoder companies, and replicators. In addition, our shared vision, common culture and geographic headquarter proximity should enable a rapid integration of the two companies."

ABOUT MACROVISION

Macrovision Corporation develops and markets technologies to prevent the unauthorized duplication, reception or use of video and audio programs and computer software. Macrovision provides its products and services primarily to the home video, consumer multimedia software, pay-per-view, cable, satellite, and video security markets. Macrovision has its headquarters in Sunnyvale, California with subsidiaries in London and Tokyo. For more information on Macrovision and its products, see http://www.macrovision.com.

ABOUT GLOBETROTTER

GLOBEtrotter Software, Inc., of San Jose, California produces the world's leading products for software vendors to electronically license their software and software asset management tools for large software customers. For more information on GLOBEtrotter and its products, see http://www.globetrotter.com.

All statements contained herein, including the quotations attributed to Mr. Ryan and Mr. Christiano, as well as oral statements that may be made by Macrovision or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical fact, including statements that use the words "believes," "anticipates," "estimates," "expects" or "intends" or similar words that describe Macrovision's or management's future plans, objectives, or goals, are "forward-looking statements" and are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the completion and financial effects of the expected acquisition of GLOBEtrotter, the business strategies and product plans of both companies, the advantages of the acquisition for both companies, the features and benefits of the products of both companies, and the cooperative efforts to be undertaken by both companies.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from historical results and/or from any future results or outcomes expressed or implied by such forward-looking statements. Among the important factors that could cause results to differ materially are the following: the inability of Macrovision to obtain stockholder and regulatory approvals of the transaction; the possibility that a definitive agreement for the transaction cannot be reached or that the transaction cannot be completed; the ability of Macrovision to integrate the operations and administration of the companies effectively and efficiently; the ability of the companies to achieve operational and other business synergies; the risks associated with the
integration  of  geographically   dispersed   operations;   the  effect  of  the
acquisition on the suppliers, customers and other business partners of the companies; and the costs associated with integration. Other factors include those outlined in the Company's Annual Report on Form 10-KSB for 1998, Form 10-K for 1999, its Quarterly Reports on Form 10-Q and its Registration Statement on Form S-3, all as filed with the Securities and Exchange Commission. These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement.


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MACROVISION ACQUIRES GLOBETROTTER SOFTWARE, INC.              PAGE 4


Macrovision and GLOBEtrotter operate in a continually changing business environment and new factors emerge from time to time. Macrovision cannot predict such factors nor can it assess the impact, if any, of such factors on Macrovision or its results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Macrovision is not obligated to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

Macrovision will host a conference call from 11:00 AM to 12:00 PM PST Tuesday, March 28th to answer questions from shareholders and analysts about this press release. To participate, call 212-346-0100 and enter reservation # 14810241. If you are unable to participate in the conference call, you can hear a transcript of it on Postview by calling 800-633-8284 (the international Postview number is 858-812-6440) and entering reservation # 14810241, but only between 1:00 PM PST on 3/28/00 and 1:00 PM PST on 3/29/00.

Note to Editors: Additional background information on Macrovision Corporation can be obtained from our Web Site at www.macrovision.com.

Macrovision Corporation will file a registration statement on Form S-3 with the SEC in connection with the proposed acquisition. The registration statement will include a prospectus/proxy statement that will be sent to shareholders of GLOBEtrotter Software seeking their approval of the proposed acquisition. When filed, the registration statement can be obtained at the Internet World Wide Web site maintained by the SEC at "http://www.sec.gov."

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